EXHIBIT 30(d)(xv)

INSURED'S WAIVER OF PREMIUM BENEFIT

This benefit is a part of this contract only if it is included in the list of supplementary benefits on the contract data pages.

TOTAL DISABILITY BENEFIT

We will pay scheduled premiums into the contract for you on their due dates while the Insured is totally disabled. But this is subject to all the provisions of this benefit and of the rest of this contract.

DISABILITY DEFINED

When we use the words disability and disabled in this benefit we mean total disability and totally disabled. Here is how we define them: (1) until the Insured has stayed disabled for two years, we mean that he or she cannot, due to sickness or injury, do any of the duties of his or her regular occupation: but (2) after the Insured has stayed disabled for two years, we mean that he or she cannot, due to sickness or injury, do any gainful work for which he or she is reasonably fitted by education, training, or experience.

Except for what we state in the next sentence, we will at no time regard an Insured as disabled who is doing gainful work for which he or she is reasonably fitted by education, training, or experience. We will regard an Insured as disabled, even if working or able to work, if he or she incurs, during a period in which premiums are eligible to be waived as we describe below, one of the following: (1) permanent and complete blindness of both eyes; or (2) physical severance of both hands at or above the wrists or both feet at or above the ankles; or (3) physical severance of one hand at or above the wrist and one foot at or above the ankle.

PREMIUMS ELIGIBLE TO BE PAID BY US

If the Insured becomes disabled before the first contract anniversary following his or her 60th birthday and that disability begins: (1) on or after the first contract anniversary following his or her 5th birthday, if the contract date was before that birthday; or (2) on or after the contract date, if that date was on or after his or her 5th birthday, we will pay all scheduled premiums that fall due while he or she stays disabled.

If the Insured becomes disabled on or after the first contract anniversary following his or her 60th birthday, we will pay only those scheduled premiums that fall due before the first contract anniversary following his or her 65th birthday and while he or she stays disabled.

If the Insured becomes disabled on or after the first contract anniversary after his or her 65th birthday, we will not pay any scheduled premiums that fall due in that period of disability.

CONDITIONS

Both of these conditions must be met: (1) The Insured must become disabled while this contract is in force and not in default past the last day of the grace period; (2) The Insured must stay disabled for a period of at least six months while living.

EXCEPTIONS

We will not pay any scheduled premiums if the Insured becomes disabled from: (1) an injury he causes to himself, or she causes to herself, on purpose; or (2) sickness or injury due to service on or after the contract date in the armed forces of any country(ies) at war. The word war means declared or undeclared war and includes resistance to armed aggression.

SUCCESSIVE DISABILITIES

Here is what happens if the Insured has at least one scheduled premium paid by us while disabled, then gets well so that he or she resumes making payments, and then becomes disabled again. In this case, we will not apply the six-month period that would otherwise be required by Condition (2) and will consider the second period of disability to be part of the first period unless: (1) the Insured has done gainful work, for which he or she is reasonably fitted, for at least six months between the periods; or (2) the Insured became disabled the second time from an entirely different cause.

If we do not apply the six-month period required by Condition (2), we also will not count the days when there was no disability as part of the two year period when disability means the Insured cannot do any of the duties of his or her regular occupation.

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NOTICE AND PROOF OF CLAIM

Notice and proof of any claim must be given to us while the Insured is living and disabled, or as soon as reasonably possible. If notice or proof is not given as soon as reasonably possible, we will not pay any scheduled premium due more than one year before the date the notice or proof is given to us.

We may also require proof at reasonable times that the Insured is still disabled. After he or she has been disabled for two years, we will not ask for proof of continued disability more than once a year; and we will require no further proof of continued disability after the first contract anniversary that follows the Insured's 65th birthday if he or she has been continually disabled for at least five years.

As a part of any proof, we have the right to require that the Insured be examined at our expense by doctors of our choice.

WHEN WE WILL STOP PAYING PREMIUMS

We will stop paying scheduled premiums if: (1) disability ends; or (2) we ask for proof that the Insured is disabled and we do not receive it; or (3) we require that the Insured be examined and he or she fails to do so.

CHANGES IN THE FACE AMOUNT

If there was an increase or decrease in the face amount before we approved a claim under this benefit, but we find that the increase or decrease took effect on a monthly processing date on which the Insured was disabled we will restore the coverage to what it would have been if the increase or decrease had not taken effect.

BENEFIT PREMIUMS AND CHARGES

We include the premiums for this benefit in the Schedule of Premiums in the contract data pages. From each premium payment, we make the deductions shown under Schedule of Deductions from Premium Payments in these pages and the balance is the invested premium amount which is added to the contract fund.

The monthly charge for this benefit is deducted on each monthly date from the contract fund. The amount of that charge is included in the Schedule of Monthly Deductions from the Contract Fund in the contract data pages.

UNSCHEDULED PREMIUMS DURING DISABILITY

You may make unscheduled premium payments if you wish, as provided in the Unscheduled Premiums section of the contract even when we are paying scheduled premiums that fall due during a period of disability.

TERMINATION

This benefit will end and we will make no more scheduled premium payments for you on the earliest of:

1. the end of the last day of grace if the contract is in default; it will not continue if a benefit takes effect under any contract value options provision that may be in the contract;

2. the end of the day before the first contract anniversary that follows the Insured's 65th birthday, unless the Insured has stayed disabled since before the first contract anniversary that follows the 60th birthday;

3. the date the contract is surrendered under its Cash Value Option, if it has one; and

4. the date the contract ends for any other reason.

If you do not make any withdrawals from the contract starting on the date the Insured becomes disabled, the contract cannot go into default during the period we are paying scheduled premiums into the contract.

This Supplementary Benefit rider attached to this contract on the Contract Date

The Prudential Insurance Company of America,

By /s/ DOROTHY K. LIGHT
Secretary

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